Mail Stop 0510

      April 4, 2005

By U.S. Mail and facsimile to (404)949-2040

Mr. Jack P. Healey
Industrial Distribution Group, Inc.
Senior Vice President and Chief Financial Officer
950 East Paces Ferry Road, Suite 1575
Atlanta, Georgia 30326

Re:	Industrial Distribution Group, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 001-13195


Dear Mr. Healey:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning with your next Form 10-Q.


Liquidity and Capital Resources, page 19

2. Please include in future filings a discussion of the cash requirements for interest. See footnote 46 to Release No. 33-
8350.

Statement of Cash Flows, page F-6

3. Please expand for us supplementally about the nature of your premium payments on management liability insurance. In addition, tell us how you determined that it was appropriate to classify these payments as a financing activity.

Note 1. Basis of Presentation, page F-7

Restatement of Fiscal Year 2003

4. Please supplementally provide for us a more comprehensive discussion of the nature of the error that was identified as well as the corrective action you have taken. Tell us when the error was identified, by whom it was identified, and when it first began. In addition, tell us what specific steps you have taken to remediate the error.

Note 2. Summary of Significant Accounting Policies, page F-7

General

5. We note that you have developed software programs that are utilized in your service offerings. Please tell us how you are accounting for the costs of these programs.

Inventories, page F-8

6. In future filings, please disclose the amount of inventory representing inventory held by customers on consignment.

7. We note that inventory reserves include the effect of recoveries in fiscal 2004 and 2003. Please tell us about the facts and circumstances surrounding these amounts and why a reversal of existing reserves was necessary.

Revenue Recognition, page F-10

8. Tell us supplementally and revise future filings to provide a more comprehensive discussion of how you determine when you "earn" revenue. Include specific information related to your service revenue. Also address for us how you have applied the guidance set forth in EITF 00-21: Revenue Arrangements with Multiple Deliverables.

9. We note that many of your Flexible Procurement Solutions (FPS) arrangement include a guarantee of the customers cost reduction.
Please tell us how you are accounting for these guarantees. In addition, tell us how you account for situations in which customers share their cost savings with you.


10. We note that much of your inventory consists of products purchased for resale. Please tell us if any of your vendors directly ship items to your customers. If this arrangement exits, please tell us what consideration you have given to recognizing revenue on a gross or net basis. Reference EITF 99-19.

Insurance Reserves, page F-10

11. In future filings, please disclose the amount of your stop loss limits.

Note 9. Income Taxes, page F-16

12. We note that you have a $2.6M reversal in your valuation allowance. Please tell us supplementally the facts and circumstances surrounding these reserves and how you determined that such reserves were no longer necessary.

Note 10. Commitments and Contingencies, page F-17

13. We note that you have a significant amount of operating leases.
Please confirm to us that you are correctly accounting for all of the provisions of the lease arrangements in accordance with SFAS 13 and
FTB 85-3.  Reference the SEC Staff`s letter to the Center for
Public
Company Audit Firms regarding certain leasing issues.


	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Nathan Cheney at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief

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Mr. Jack P. Healey
April 4, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE